Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 16, 2010

BARCLAYS

June 30, 2010

Barclays Bank PLC

Overview

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate banking, investment banking, wealth management and investment management services with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC (NYSE ticker: BCS).

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs nearly 147,000 people. Barclays moves, lends, invests and protects money for more than 48 million customers and clients worldwide.

- As of June 30, 2010, Barclays Bank's group Core Tier 1 ratio of 10.2% (December 31, 2009: 10.1%) and Tier 1 capital ratio of 13.2% (December 31, 2009: 13.0%)
- Barclays Bank's group liquidity pool up £33bn to £160bn as of June 30, 2010 (December 31, 2009: £127bn)



Barclays Bank PLC
Corporate and Investment Banking, and Wealth Management
Absa
Global Retail Banking
Barclays Capital
Barclays Corporate
Barclays Wealth
UK Retail Banking
Barclaycard
Western Europe Retail Banking
Barclays Africa

Strengthening Capital (Barclays Bank PLC)



Risk Weighted Assets (£bn)
383
395
FY 09
H1 10
RWAs



Capital Ratios (%)
13.0
13.2
10.0
10.0
FY 09
H1 10
Core Tier 1
Non-Core Tier 1

Barclays Bank PLC	
Profit from continuing operations after tax (FY 09)	£3.512 billion
Total Assets (FY 09)	£1.379 trillion
Profit after tax	
Half year 2010	£2.921 billion
Full year 2009	£10.289 billion

Barclays PLC Group Performance by Business (H1 10) (unaudited)

£m	Income net of insurance claims	Impairment charges and other credit provisions	Operating expenses	Profit before tax[1]
UK Retail Banking	2,171	(447)	(1,322)	504
Barclaycard	1,958	(890)	(764)	317
Western Europe Retail Banking	602	(133)	(495)	10
Barclays Africa	403	(48)	(285)	70
Barclays Capital	7,912	(309)	(4,213)	3,400
Barclays Corporate	1,401	(949)	(829)	(377)
Barclays Wealth	757	(27)	(635)	95
Investment Management	34	–	(3)	31
Absa	1,379	(282)	(784)	318
Head Office	(36)	5	(390)	(421)
Barclays PLC Group	16,581	(3,080)	(9,720)	3,947

1. Includes profits on disposals, gains on acquisitions and share of post-tax results of associates and joint ventures.

Ratings for Barclays Bank PLC long-term debt include:

Fitch Rating (Long Term) AA-	S&P Rating (Long Term) AA-	Moody's Rating (Long Term) Aa3

Barclays Bank PLC has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and the offering. Investors may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange to send you the prospectus if you request it by calling toll-free +1 877 282 6527 or you may request a copy from any other dealer participating in the relevant offering.

© 2010 Barclays Bank PLC. All rights reserved. Barclays and the Barclays eagle logo are trademarks of Barclays Bank PLC.